EXHIBIT 23.1(B)

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549


Re: MultiMedia Access Corporation
     Registration Statement

Dear Sir/Madam:

     We are corporate and securities counsel to MultiMedia Access Corporation (the "Company"), a Delaware corporation, in connection with the registration on Form SB-2 of 2,981,573 shares of the Company's Common Stock (the "Common Stock").

     We hereby advise that, in our opinion, the shares of Common Stock have been duly authorized by all necessary corporate acts of the Company, and when issued, delivered and paid for, will be legally and validly issued, fully-paid and non-assessable.

     We consent to the use of our firm's name under the heading "Legal Matters" in the Registration Statement, and any amendments thereto, filed with the Securities and Exchange Commission in connection with the above-referenced offering.



Very truly yours,

/s/ John S. Stoppelman
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    John S. Stoppelman